SEC FILE NUMBER 001-09727

CUSIP NUMBER 70322H 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PATIENT SAFETY TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

TWO VENTURE PLAZA, SUITE 350

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92618

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our quarterly report on Form 10-Q for the first quarter  ended March 31, 2011 cannot be filed within the prescribed time period without unreasonable expense or delay based on delays experienced as a result of our recent focus on completing a significant equity financing.   The Company’s report on Form 10-Q is expected to be filed within the 5 calendar day extension permitted by the rules of the Securities and Exchange Commission.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                    DAVID C. DREYER, CFO                                   949                                                   387-2277
(Name)                                            (Area Code)                                (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒   No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following unaudited estimates are provided with respect to the first quarter ended March 31, 2011.

Revenue:  During the quarter ended March 31, 2011, the number of hospitals using our products grew to approximately 70 and we lost no customers.  Although not necessarily proportional to future revenues, the number of hospitals using our products is a good indicator of our underlying business.  Revenues for the quarter ended March 31, 2011 were $1.9 million, which included $0.6 million of revenues from the delivery to our distributor as part of a $10.0 million inventory stocking arrangement entered into in late 2009 (see our previous SEC filings for additional detail).  Excluding the effect of this inventory stocking arrangement, revenue for the quarter ended March 31, 2011 would have been $1.3 million.  This compares with revenues for the quarter ended March 31, 2010 of $2.4 million, which included approximately $1.0 million of revenues from the delivery under this same stocking arrangement.  Excluding the effect of this inventory stocking arrangement, revenue for the first quarter of 2010 would have been $1.3 million.  Despite approximately 20 additional hospitals using our solution by the end of the first quarter of 2011 as compared to the first quarter of 2010, and losing no customers during that time period, our reported revenues for the first quarter of 2011 did not grow as compared to the first quarter of 2010.  Primary contributing factors included: 1) the large amount of revenues from the inventory stocking arrangement in the first quarter of 2010 as compared to the first quarter of 2011, 2) a negative effect on our reported revenues during the first quarter of 2011 caused by the temporary shutdown of our contract manufacturer during the last week of the quarter ended March 31, 2011 due to it being their fiscal yearend and them stopping all shipping activities in order to physically count inventories and upgrade their IT systems which resulted in their inability to ship $0.4 million worth of our product at the quarter end to meet sales orders we had received, and 3) the effect of certain inventory management practices of our distributor, Cardinal Health, during the first quarter of 2011, as we have described in our  previous SEC filings.

Gross profit:  $0.9 million for the quarter ended March 31, 2011.  This compared to $1.3 million for the first quarter ended March 31, 2010, with the principal factor in this change being the increased level of First Forward Order sales described above.

Operating expenses:  $1.7 million for the quarter ended March 31, 2011.   This compared to $2.7 million for the  quarter ended March 31, 2010.  The principal factor in this change was management’s cost reduction and restructuring initiative as described in our previous SEC filings.

As a result, the Company estimates that it will report an operating loss of $0.9 million for the quarter ended March 31, 2011. This compares to an operating loss of $1.4 million for the first quarter ended March 31, 2010.  The principal factor in this change was the significant reduction in operating expenses resulting from management’s cost reduction and restructuring initiative as discussed in our previous SEC filings.

The Company is not able to able to provide definitive estimates of other operational measures until the Company completes its preparation and review of the financial statements and related disclosures that need to be included in the Form 10−Q for the quarter ended March 31, 2011.

Results noted in the foregoing estimates for the quarter ended March 31, 2011 remain subject to further adjustment, and actual results may differ from the estimated amounts.

Patient Safety Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 05/16/2011	By /s/ David C. Dreyer
David C. Dreyer, Chief Financial Officer